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FORM 3              U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                          17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940

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
1. Name and Address of Reporting    2. Date of Event         4.  Issuer Name and Ticker or Trading Symbol
   Person                              Requiring Statement
                                       (Month/Day/Year)          Emmis Communications Corporation ("Emmis"). The Class A Common
   Liberty Media Corporation                                     Stock of Emmis is traded on The NASDAQ Stock Market under the
   9197 South Peoria Street              11/18/99                symbol "EMMS".
   Englewood, Colorado 80112
                                   ------------------------------------------------------------------------------------------------
                                   3.  IRS or Social         5.  Relationship of Reporting                  6.  If Amendment, Date
                                       Security                  Person to Issuer (Check                        of original
                                       Number of                 all applicable)                                (Month/Day/Year)
                                       Reporting                                              X  10%
                                       Person (Voluntary)        ____ Director                ---  Owner    -----------------------
                                                                                              ___  Other    7.  Individual or
                                                                 ____ Officer (give                (specify     Joint/Group Filing
                                                                              title below)         below)       (Check applicable
                                                                                                                 line)
                                                                    ----------------------
                                                                                                                 X  Form filed by
                                                                                                                ---
                                                                                                                    One Reporting
                                                                                                                    Person
                                                                                                                    Form filed by
                                                                                                                --- More than One
                                                                                                                    Reporting Person
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                                      Table I --- Non-Derivative Securities Beneficially Owned

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1. Title of Security             2. Amount of Securities                3.  Ownership Form:             4.  Nature of Indirect
   (Instr. 4)                       Beneficially Owned (Instr. 4)           Direct (D) or                   Beneficial Ownership
                                                                            Indirect (1)(Instr. 5)          (Instr. 5)

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Class A Common Stock, par value  2,700,000 shares                                   I                   Held through direct wholly
$.01 per share, of Emmis                                                                                owned subsidiary, Liberty
                                                                                                        EMMS, INC.
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
 FORM 3 (continued)       Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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
1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount of    4. Conversion   5. Ownership      6. Nature of
   (Instr. 4)                       Expiration Date          Securities Underlying     or Exercise     Form of           Indirect
                                    (Month/Day/Year)         Derivative Security       Price of        Derivative        Beneficial
                                                                                                                         ownership
                                                             (Instr. 4)                Derivative      Security:         (Instr. 5)
                                 --------------------------------------------------
                                    Date      Expiration       Title   Amount or       Security        Direct (D)
                                 Exercisable    Date                   Number of                       or Indirect
                                                                        Shares                         (I) (Instr. 5)
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Explanation of Responses:


                                                                     LIBERTY MEDIA CORPORATION

** Intentional misstatements or ommissions of facts constitute       By:       /s/ Vivian J. Carr             November 24, 1999
                                                                            --------------------------     ----------------------
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.            Name:   Vivian J. Carr                  Date
   78ff(a).                                                                 Title:  Vice President

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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